International Wayside Gold Mines Ltd.

305-455 Granville Street, Vancouver, British Columbia V6C 1T1

03 JUN -2 AM 7:21



PROCESSED
JUN 1 1 2003
THOMSON FINANCIAL
SUPPL
82-1606

Tel: 60
3
1.com

TSX Venture Exchange
Trading Symbol **"IWA"**

News Release 03-04

2003 Phase 1 Program Completed, Phase 2 Metallurgical Testing, Diamond Drilling & Underground Program in Progress

May 5th, 2003

Godfrey Walton P.Geo., VP of Exploration has reported to the Board of Directors of International Wayside Gold Mines Ltd., (the Company) that Phase 1 of the 2003 exploration program near Barkerville Historic Town in central British Columbia has been completed and Phase 2 has been initiated. The first phase program was designed to evaluate three targets away from Bonanza Ledge: one in Stouts Gulch, one on the BC Vein at the southeast end of the zone and the Black Bull Vein. Six drill holes have been completed on these targets with assays pending. A *News Release* with maps, sections and complete assay results is forthcoming.

The second phase now in progress will follow up recommendations from DJP Consulting's Preliminary Assessment Report (*see News Release 03-03*). This phase will consist of: Preliminary metallurgical testing, using rejects from drill core sampling at Bonanza Ledge and Cow Mountain, which are expected to provide information for the mill design as well as an indication of the leachability of the 2 mineralized sections; A surface diamond drill program to confirm grade, structure and mineralization; An underground bulk sample of 10,000 metric tonnes from the Bonanza Ledge, with ore material to be subjected to advanced metallurgical testing.

BC03-01 was drilled at the same setup as BC02-17 and BC02-18 on section 21,400 E, which is approximately 1000 feet southeast of Bonanza Ledge. As outlined in (*see News Release 03-02*), BC02-18 intersected a vein in the hanging wall to the BC Vein with grades of 35.25 g/t Au over 3.0 feet. This year's drill hole (BC03-01) was drilled in the footwall of the BC Vein where there had been alteration of the tan muscovite and dolomite similar but not as strong as seen at Bonanza Ledge.

BC03-02 and 03 were drilled on section 21,062E at the top end of Stouts Gulch below a strong magnetite alteration system similar to the alteration seen in the hanging wall of the BC Vein. No values were obtained from these holes.

BC03-04, 05 and 06 were drilled below the Black Bull Vein and through the Gold Finch Fault. These drill holes intersected a silicified zone high up in the holes, similar to the zone intersected by BC02-05 and 07, which appeared to be epithermal style of mineralization but did not carry any gold values. BC03-04, 05 and 06 intersected the Black Bull Vein, which is a strike vein similar to the BC Vein and contains sulphides. These holes were drilled below some of the richest placer production on Lowhee Creek. Assays are pending.

dlw 6/4

The Preliminary Assessment Report completed by David Pow P.Eng., suggests core samples be sent from the Bonanza Ledge and Cow Mountain for some preliminary metallurgical testing to evaluate the heap leach potential of the ore. These samples have been sent to International Metallurgical and Environmental Inc. in Kelowna for this metallurgical work. In addition, core and core rejects are being collected for acid base accounting (ABA), required in the application for the Notice of Work Permit. The application can then be finalized for the underground bulk sample at Bonanza Ledge.

Drilling has commenced using 2 diamond drills on the Bonanza Ledge to drill 6 to 8 drill holes on 20 foot centers in an area 40 feet by 70 feet by 40 feet, to confirm the estimated grades of the blocks prior to initiating the underground exploration program and bulk sample. The resource model estimates the blocks will average 0.8 oz/ton Au as reported by Giroux Consultants Ltd. (*see News Release 02-26*). The area above Bonanza Ledge has been cleared to provide access and drill pads.

The Company is evaluating the potential of completing an underground program at Bonanza Ledge to obtain a bulk sample from the mineralized body. The planned bulk sample will be accessed by a proposed 500-foot long decline from the Canusa workings at the headwaters of Lowhee Creek and Stouts Gulch.

The **Cariboo Gold Project** now encompasses the former producing Cariboo Gold Quartz mine, and the Hardscrabble Tungsten mine on International Wayside Gold Mines Ltd. property, jointly held with Island Mountain Gold Mines Ltd., the Aurum, Island Mountain, and the Mosquito Creek Gold Mine (now on care and maintenance), the Cariboo Hudson Gold & Silver mine and Cariboo Thompson Gold & Silver mine on Golden Cariboo Resources Ltd. property. The **Cariboo Gold Project** area is approximately 6km (3.7mi.) by 56km (35mi).

On Behalf of the Board of Directors,



J. Frank Callaghan
President

This News Release contains forward-looking statements regarding the timing and content of upcoming programs. Actual results may differ materially from those currently anticipated in such statements. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.